

Mail Stop 4720

July 24, 2009

Gary W. Douglass
President and Chief Executive Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, MO 63141-6434

> **Re:** **Pulaski Financial Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-24571**

Dear Mr. Douglass:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

1.   We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the performance graph be included in the annual report to shareholders. Refer to Regulation S-K

Compliance & Disclosure Interpretations 106.10 and 106.11. Please confirm that the performance graph will be included in future annual reports. We note that the performance graph was included in the Form 10-K.

<u>Management's Discussion and Analysis, page 4 of Annual Report to Shareholders</u>

2.   In 2008, Pulaski increased its reliance upon FHLB and Federal Reserve borrowings. While FHLB advances declined in your quarter ended March 31, 2009, you continue to rely upon wholesale funding (borrowings from the Federal Reserve, the FHLB and "jumbo" CDs) to support more than a quarter of your total assets. Please revise your disclosure, in future filings, to discuss your funding strategy and management's view as to the impact of this strategy on both your near-term business and your ability to deal with more significant changes in your economic or interest rate environment.

<u>Item 11. Executive Compensation</u>

<u>Compensation for the Named Executives in 2008, page 23 of Definitive Proxy Statement on Schedule 14A</u>

3.   With respect to the bonuses paid to Messrs. Reeves and Hamadi, please tell the staff, in reasonable detail, how the committee determined to pay the amounts awarded, and revise future filings accordingly. Refer to Item 402(b)(2)(vii) of Regulation S-K.

<u>Summary Compensation Table, page 24 of Definitive Proxy Statement on Schedule 14A</u>

4.   With respect to certain of the named executive officers, it appears that the disclosure provided in the summary compensation table should cover the last three fiscal years. Please provide proposed disclosure that covers the last three fiscal years, where appropriate. Also, please confirm that future filings will be revised accordingly. Refer to Item 402(c) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 119.01.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence</u>

<u>Transactions with Management, page 30 of Definitive Proxy Statement on Schedule 14A</u>

5.   Please confirm that no loans have been made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. To the extent loans to related persons have been made, please provide to the staff the disclosure contemplated by Item 404(a) or Instruction 4.c. to Item 404(a) of Regulation S-K, as applicable. Please also confirm that such disclosure will be included in future filings.

Exhibits

General

6.   Please tell the staff why the company's Annual Executive Bonus Program and 2008 Divisional Profitability Program are not filed as exhibits to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

7.   Exhibits 10.8, 10.9, 10.10 and 10.11 are incorporated by reference to the company's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders. However, it does not appear that those agreements are included in the referenced proxy statement. It also appears that these exhibits were filed with your 10-K for the fiscal year ended September 30, 2005. Revise your exhibit table in future filings to identify the location of all exhibits incorporated by reference and confirm the staff's understanding that 10.8-10.11 that are incorporated into your latest 10-K were filed in the 10-K for FY2005.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Note 2. Preferred Stock, page 6

8.   You disclose that the proceeds received in conjunction with the issuance of the Preferred Series C Stock and the warrants were allocated based on their relative fair values. Please tell us and revise your future filings to disclose:

   a.   the specific method you used to determine the fair value of preferred stock and warrants; and

   b.   the significant assumptions used to determine the fair value of the preferred stock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

Note 8. Loans Receivable, page 12

9.   Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings,

Gary W. Douglass
Pulaski Financial Corp.
July 24, 2009
Page 4

provides a draft of your proposed disclosures and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel